Results of Shareholder Votes
A Special Meeting of Shareholders of
Managed Duration Investment
Grade Municipal Fund the Fund was
held on December 10 2014
Shareholders voted on the approval of a
new Investment
Advisory Agreement between the Fund
Cutwater Investor Services Corp
With regards to the approval of the new
Investment Advisory Agreement
between the Fund and Cutwater Investor
Services Corp
Total Shares Voted

3494648

number of Shares Voted For
3203716

number of Shares Voted Against
57692